[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page


Filing Document (2):                      Report on Amendment No. 7
                                                                  -
Based on:                                 Article 27-25,  Paragraph 1 of the
                                          Securities and Exchange Law

Filed with:                               Director of Tokai Local Finance Bureau

Name (3):                                 Katsuaki Watanabe, President, Toyota
                                          Motor Corporation

Address or Location of Head Office (3):   1 Toyota-cho, Toyota City,
                                          Aichi Prefecture

Effective Date of Reporting Duty (4):     January 19, 2006

Filing Date:                              April 28, 2006

Total Number of Submitter and             4
Joint Holders (persons):                  -

Submitting Method (5):                    Jointly


I.  Matters Regarding Issuing Company (6)

--------------------------------------------------------------------------------
   Name of Issuing Company              Aisan Industry Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7283
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya
--------------------------------------------------------------------------------
   Location of Head Office              1-1, Kyowa-cho 1-chome, Obu City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


II. Matters Regarding Submitter

  1. Submitter (Bulk Holder)/1 (7)
   (1) Profile of Submitter (8)
     [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

     [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

     [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
--------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
                                        Manufacture, sale, leasing and
                                        repair of motor vehicles, ships,
   Business Purposes                    aircraft, other transportation machinery
                                        and apparatus, space machinery and
                                        apparatus, and parts thereof, etc.
--------------------------------------------------------------------------------

     [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of
   Person in Charge                     Administration Department, Affiliated
                                        Companies Finance Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-23-3770
--------------------------------------------------------------------------------

   (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

--------------------------------------------------------------------------------

   (3) Breakdown of Stock, Etc. Held by Submitter (10)
     [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               18,107,958                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M         18,107,958     N                 -      O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q         18,107,958
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     [2] Percentage of Shares, Etc. Held
--------------------------------------------------------------------------------
  Total Number of Issued Shares
  (shares) (as of January 19,         S         55,244,096
  2006)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                           32.78
  Submitter (%) (Q/(R+S)x100)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                       34.79
  Report (%)
--------------------------------------------------------------------------------

   (4) Conditions concerning Acquisition or Disposal during the Last Sixty
       (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
    Date    Kind of Stock, Etc.   Number   Acquisition / Disposal    Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

   (5) Material Agreements Including Security Agreements Related to
       Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

   (6) Funds for Acquisition of Shares Held (13)
     [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             1,825,153
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          1,825,153
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

      [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number      Name        Type of      Name of    Location  Purpose of    Amount
       (Name of Branch) Business  Representative          Borrowing   (JPY1,000)
--------------------------------------------------------------------------------
  1     Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

  2. Submitter (Bulk Holder)/2 (7)
   (1) Profile of Submitter (8)
      [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Cataler Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          7800 Chihama, Kakegawa-city, Shizuoka
   Office                               Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

      [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

      [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                May 8, 1967
--------------------------------------------------------------------------------
   Name of Representative               Hironobu Ono
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of catalysts, etc.
--------------------------------------------------------------------------------

      [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yoshio Matsui, Director of Board,
   Person in Charge                     Accounting Division.
--------------------------------------------------------------------------------
   Telephone Number                     0537-72-5960
--------------------------------------------------------------------------------

   (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
         [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   18,000                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             18,000     N                 -      O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             18,000
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares
  (shares) (as of January 19,         S         55,244,096
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.03
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.04
  Report (%)
----------------------------------------------------------------------------------------------------------------

   (4) Conditions concerning Acquisition or Disposal during the Last Sixty
       (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
    Date       Kind of Stock, Etc.   Number   Acquisition / Disposal  Unit Price
--------------------------------------------------------------------------------
January 19,  Shares of common stock  2,700        Disposal            JPY1,295
2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

   (5) Material Agreements Including Security Agreements Related to
       Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

   (6) Funds for Acquisition of Shares Held (13)
     [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

     [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1     Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

  3. Submitter (Bulk Holder)/3 (7)
   (1) Profile of Submitter (8)
     [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Daihatsu Motor Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          1-1, Daihatsu-cho, Ikeda City, Osaka
   Office                               Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

     [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

     [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                March 1, 1907
--------------------------------------------------------------------------------
   Name of Representative               Teruyuki Minoura
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
                                        The manufacture, sale, leasing
   Business Purposes                    and repair of motor vehicles, industrial
                                        vehicles, other various vehicles, and
                                        parts thereof, etc.
--------------------------------------------------------------------------------

     [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Shinya Takeda, General Manager of
   Person in Charge                     Finance Accounting Department, Finance
                                        Accounting and Cost Management Division
--------------------------------------------------------------------------------
   Telephone Number                     072-754-3063
--------------------------------------------------------------------------------

   (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

   (3) Breakdown of Stock, Etc. Held by Submitter (10)
     [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  145,611                        -                        -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                           -     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                           -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                           -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            145,611     N                  -     O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            145,611
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares
  (shares) (as of January 19,         S         55,244,096
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.26
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.28
  Report (%)
----------------------------------------------------------------------------------------------------------------

   (4) Conditions concerning Acquisition or Disposal during the Last Sixty
       (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
    Date    Kind of Stock, Etc.   Number   Acquisition / Disposal    Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

   (5) Material Agreements Including Security Agreements Related to
       Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

   (6) Funds for Acquisition of Shares Held (13)
     [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

     [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1     Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

  4. Submitter (Bulk Holder)/4 (7)
   (1) Profile of Submitter (8)
     [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Hino Motors, Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          1-1, Hinodai 3-chome, Hino-shi, Tokyo
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

     [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

     [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                May 1, 1942
--------------------------------------------------------------------------------
   Name of Representative               Shoji Kondo
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
                                        The manufacture and sale of
   Business Purposes                    trucks and busses, and development,
                                        designing of products related thereto
                                        and offering of other services, etc.
--------------------------------------------------------------------------------

     [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Taketo Nakane, General Manager, Finance
   Person in Charge                     & Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     042-586-5131
--------------------------------------------------------------------------------

   (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

   (3) Breakdown of Stock, Etc. Held by Submitter (10)
     [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   12,127                        -                        -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                           -     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                           -     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                           -     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             12,127     N                  -     O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             12,127
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares
  (shares) (as of January 19,         S         55,244,096
  2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.02
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        0.02
  Report (%)
----------------------------------------------------------------------------------------------------------------

   (4) Conditions concerning Acquisition or Disposal during the Last Sixty
       (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
    Date    Kind of Stock, Etc.   Number   Acquisition / Disposal    Unit Price
--------------------------------------------------------------------------------
              Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

   (5) Material Agreements Including Security Agreements Related to
       Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

   (6) Funds for Acquisition of Shares Held (13)
     [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)             -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V) (JPY1,000)     -
--------------------------------------------------------------------------------
   Breakdown of Above (V)                         -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          -
   (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

     [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number       Name        Type of      Name of    Location  Purpose of   Amount
       (Name of Branch) Business  Representative           Borrowing  (JPY1,000)
--------------------------------------------------------------------------------
  1     Not applicable.
--------------------------------------------------------------------------------
  2
--------------------------------------------------------------------------------
  3
--------------------------------------------------------------------------------
  4
--------------------------------------------------------------------------------
  5
--------------------------------------------------------------------------------
  6
--------------------------------------------------------------------------------
  7
--------------------------------------------------------------------------------
  8
--------------------------------------------------------------------------------
  9
--------------------------------------------------------------------------------
  10
--------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

  1. Submitter and Joint Holders (18)

     Toyota Motor Corporation
     Cataler Corporation
     Daihatsu Motor Co., Ltd.
     Hino Motors, Ltd.

  2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
     (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                          Main Text of Article      Article 27-23,          Article 27-23,
                                           27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  18,283,696                     -                        -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                       A                                       -      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition        B                                       -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights     C                                       -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to            D                                              J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts       E                                              K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject             F                                              L
  Securities
----------------------------------------------------------------------------------------------------------------
             Total (shares)               M         18,283,696    N               -      O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were
  Transferred through a Margin
  Transaction and which are to be         P                 -
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held             Q         18,283,696
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                             R                 -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares           S         55,244,096
  (shares) (as of January 19, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by                     33.10
  the Above-stated Submitter (%)
  ( Q/(R+S)x100 )
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                        35.14
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------